

September 9, 2022

Jinfeng Huang
Chairman of the Board of Directors and Chief Executive Officer
Yatsen Holding Ltd
Building No. 35, Art Port International Creation Center
No. 2519 Xingang East Road, Haizhu District
Guangzhou 510330
People's Republic of China

> **Re: Yatsen Holding Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Correspondence filed July 25, 2022**
> **File No. 001-39703**

Dear Mr. Huang:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2022 letter.

Correspondence filed July 25, 2022

Item 3. Key Information, page 3

1. Please disclose in footnote (1) on page 4 that Mr. Huang is the Registrant's CEO and controlling shareholder. Similarly, please disclose this fact in the "potential conflicts of interest" risk factor on page 46.

2. In order to enhance the reader's comprehension of the data provided, please add a "WFOE" parenthetical disclosure to the "Huizhi Weimei" box in the page 4 organizational chart and to each "Primary Beneficiary of VIE" column on pages 8-11.

3. We note the footnote disclosure on page 12 addressing certain intercompany accounts on your consolidating statements. Please expand this disclosure to describe the nature of the intercompany amounts between the VIE and WFOE, including how they originated and how the amounts are determined. Address the Exclusive Business Cooperation Agreement

and other contractual arrangements with the VIE and describe the extent these arrangements result in intercompany payables and cash flows.

4. Given that the Registrant is a holding company with no operations, please describe for us the transactions that generated the 56,180 deferred income balance presented on page 9. It appears that this transaction materially impacts the 2021 operating cash flow surplus amount reported for Yatsen Holding Limited on page 11.

Our Holding Company Structure and Contractual..., page 3

5. We note your response to prior comment one and reissue in part. Regarding investor exposure to foreign investment in China-based companies, please disclose that Chinese law prohibits direct foreign investment in the operating companies.

General

6. We note your response to prior comment 12 and reissue in part. Your response explains that your operating metrics and all disclosures about China/PRC-specific laws and regulations are not intended to include Hong Kong and Macau. Please revise your future filings, as applicable, to clarify where appropriate that the legal and operational risks associated with operating in China apply to your operations in Hong Kong and, if applicable, Macau. Discuss commensurate laws and regulations in Hong Kong, and if applicable Macau, and highlight any material risks or consequences to the Company associated with those laws and regulations.

    You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202.551.3188 or Joe McCann at 202.551.6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences